UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

March 18, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Bank of America Corporation

File No. 001-06523 - CF# 27942

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Bank of America Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibits 99(a) and 99(b) to a Form 10-K filed on February 23, 2012. Exhibit 99(b) was refiled with fewer redactions as Exhibit 99(b) to a Form 10-K filed on February 28, 2013.

Based on representations by Bank of America Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 99(a)	through December 31, 2015
Exhibit 99(b)	through December 31, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Michael Seaman
Special Counsel